Exhibit 99.3

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”)
REPRESENTING ORDINARY SHARES OF
CHINA FINANCE ONLINE CO. LIMITED

JPMorgan Chase Bank, N.A., (the “Depositary”) has received advice that the Annual General Meeting (the “AGM”) for holders of Ordinary Shares of China Finance Online Co. Limited (the “Company”) will be held at the Company’s offices located at Room 610B, 6/F Ping’ an Mansion, No.23 Financial Street, Xicheng District, Beijing, 100032, the People’s Republic of China, on Sunday, June 12, 2005, at 10:00 a.m. for the purposes set forth on the reverse of this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Share(s) for or against or to abstain from voting the Resolutions proposed, or any of them, at the AGM, kindly execute and forward to JPMorgan Chase Bank, N.A., the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a designated member or members of the Board of Directors of the Company. This Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., June 6, 2005. If this Voting Instruction Card is signed and dated but no direction is given, or if no properly completed Voting Instruction Card is actually received by the Depositary before 3:00 p.m., June 6, 2005 or in the manner required, in accordance with the provisions of the Depositary Agreement, you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company, which for purposes of this meeting is Mr. Jun Ning, the Company’s chief executive officer, with full power to exercise the voting rights under the Ordinary Shares represented by your American Depositary Share(s). Only the registered holders of record at the close of business on April 27, 2005 are entitled to execute the attached Voting Instruction Card.

JPMorgan Chase Bank, N.A., Depositary

Dated: May 4, 2005

[CHFOC – CHINA FINANCE ONLINE CO. LIMITED] [FILE NAME: CHFOC1.ELX] [VERSION – (6)] [04/22/05 (04/13/05)]

DETACH HERE

CHFOC1

☒	PLEASE MARK	CHFOC
VOTES AS IN
THIS EXAMPLE

CHINA FINANCE ONLINE CO. LIMITED

PLEASE REFER TO THE REVERSE SIDE OF THIS CARD FOR THE
RESOLUTIONS TO BE VOTED AT THE MEETING

Mark box at right if you wish to give a discretionary proxy to a member or members of the Board of Directors. PLEASE NOTE: Marking this box voids any other instructions indicated hereon.	☐
Mark box at right if an address change or comment has been noted on the reverse of this card.	☐

Ordinary Resolutions

	For	Against	Abstain
Resolution 1(i)	☐	☐	☐
Resolution 1(ii)	☐	☐	☐

Special Resolutions

	For	Against	Abstain
Resolution 5	☐	☐	☐

	For	Against	Abstain
Resolution 2	☐	☐	☐
Resolution 3	☐	☐	☐
Resolution 4	☐	☐	☐

Please be sure to sign and date this Voting Instruction Card.

ADR Holder		Co-owner
sign here:________________	Date:__________________	sign here:_________________	Date:__________________

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ORDINARY RESOLUTIONS

1(i).	To re-elect Mr. Hugo Shong as Director to serve for the ensuing two years and until his successor is elected and duly qualified.

1(ii).	To re-elect Mr. Ling Wang as Director to serve for the ensuing two years and until his successor is elected and duly qualified.

2.	To approve and ratify the appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of the Company for a term ending at our next annual general meeting to be held in 2006 and to authorize the board of directors to determine their remuneration.

3.	To consider the audited consolidated financial and approved statements for the year 2004 together with the Reports of the Directors and the Auditors thereon.

4.	To authorize our board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine.

SPECIAL RESOLUTION

5.	To change the Chinese name of the Company.

[CHFOC – CHINA FINANCE ONLINE CO. LIMITED] [FILE NAME: CHFOC2.ELX] [VERSION – (7)] [04/22/05 (04/13/05)]

CHFOC2

DETACH HERE

CHINA FINANCE ONLINE CO. LIMITED

JPMorgan Chase Bank, N.A., Depositary
P.O. Box 43062, Providence, RI 02940-5115

The undersigned, a holder of record as of the close of business on April 27, 2005 of American Depositary Share(s) representing Ordinary Shares of China Finance Online Co. Limited, hereby requests and authorizes JPMorgan Chase Bank, N.A., the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company, represented by American Depositary Shares, registered in the name of the undersigned, at the AGM of the Company to be held at the Company’s offices located at Room 610B, 6/F Ping’ an Mansion, No.23 Financial Street, Xicheng District, Beijing, 100032, the People’s Republic of China, on Sunday, June 12, 2005, or at any adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If the undersigned marks the box to indicate that the undersigned wishes to give a discretionary proxy to a designated member or members of the Board of Directors, the underlying shares represented by the undersigned’s American Depositary Share(s) will be voted by such person in his or her discretion. If this Voting Instruction Card is signed and dated but no direction is given, or if no properly completed Voting Instruction Card is actually received by the Depositary before 3:00 p.m., June 6, 2005 or in the manner required, in accordance with the provisions of the Depositary Agreement, you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company, which for purposes of this meeting is Mr. Jun Ning, the Company’s chief executive officer, with full power to exercise the voting rights under the Ordinary Shares represented by your American Depositary Share(s).

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., June 6, 2005.

PLEASE VOTE, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. In case of a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?	DO YOU HAVE ANY COMMENTS?

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